Shinhan Financial Group 2006 1H Operating Results

On August 2, 2006, Shinhan Financial Group announced its operation results for the six-month period ended on June 30, 2006 in the form of a conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to changes in the due course of the auditing process.

As of April 1, 2006, the newly integrated Shinhan Bank was launched and the credit card operation of Chohung Bank was spun off and merged into Shinhan Card. Financial information of 2006 1Q shows figures of pre-merger Chohung Bank, being the surviving entity, and thus that of pre-merger Shinhan Bank have been excluded from the 2006 1Q results.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

	1H 2006	1H 2005	Change
Operating Revenue	10,231,076	8,106,853	26.20%

Operating Income	1,148,248	873,981	31.38%

Ordinary Income	1,417,721	1,007,466	40.72%

Net Income	1,072,059	858,483	24.88%

	2Q 2006	1Q 2006	Change	2Q 2005	Change
Operating Revenue	4,884,516	5,346,560	-8.64%	3,475,066	40.56%

Operating Income	510,629	637,619	-19.92%	493,418	3.49%

Ordinary Income	717,018	700,703	2.33%	552,371	29.81%

Net Income	595,709	476,350	25.06%	470,382	26.64%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

	1H 2006	1H 2005	Change
Operating Revenue	5,892,930	4,045,627	45.66%

Operating Income	666,386	299,462	122.53%

Ordinary Income	949,360	356,005	166.67%

Net Income	720,285	355,221	102.77%

	2Q 2006	1Q 2006	Change
Operating Revenue	3,557,546	2,335,384	52.33%

Operating Income	414,045	252,340	64.08%

Ordinary Income	701,311	248,049	182.73%

Net Income	519,420	200,865	158.59%

3. Net Income of Main Subsidiaries (non-consolidated)

(KRW million)

	1H 2006	1H 2005	Change
GMS Securities	61,198	18,040	239.24%
Shinhan Card	120,123	27,552	335.98%
SH Life Insurance	60,702	-	-
Shinhan Capital	29,299	14,543	101.46%

	2Q 2006	1Q 2006	Change
GMS Securities	36,124	25,074	44.07%
Shinhan Card	103,617	16,506	527.75%
SH Life Insurance	30,688	30,013	2.25%
Shinhan Capital	8,085	21,215	-61.89%